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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                SCHEDULE 14D-1/A

                   Tender Offer Statement Pursuant to Section
                 14(d)(1) of the Securities Exchange Act of 1934

                                       and

                                 SCHEDULE 13D/A

                    Under the Securities Exchange Act of 1934

                                (AMENDMENT NO. 3)
                                (FINAL AMENDMENT)

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                          EXIDE ELECTRONICS GROUP, INC.
                            (Name of Subject Company)



                           BTR ACQUISITION CORPORATION
                                     BTR plc
                                    (Bidders)

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                     Common Stock, Par Value $.01 Per Share
                        (Including the Associated Rights)
                         (Title of Class of Securities)

                                  302052 6 10 5
                      (CUSIP Number Of Class Of Securities)



                   Warrants To Purchase Shares Of Common Stock
                         (Title Of Class Of Securities)

                                  302052 6 11 3
                      (CUSIP Number Of Class Of Securities)

                                 ---------------

                                David J. Stevens
                           BTR Acquisition Corporation
                                   c/o BTR plc
                                    BTR House
                                 Carlisle Place
                                London, SW1P 1BX
                           Telephone: (0171) 821 3819

           (Name, Address and Telephone Number of Person Authorized to
            Receive Notices and Communications on Behalf of Bidders)

                                 with a copy to:
                              W. Leslie Duffy, Esq.
                             Cahill Gordon & Reindel
                                 80 Pine Street
                          New York, New York 10005-1702
                            Telephone: (212) 701-3000


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                                      -2-


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1.       Names of Reporting Persons
         I.R.S. Identification Nos. of Above Persons

         BTR plc                  I.R.S. No. (Not Applicable)
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2.       Check the Appropriate Box if a Member of a Group
         (See Instructions)                                         (a) / /
                                                                    (b) /X/
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3.       SEC Use Only
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4.       Sources of Funds (See Instructions)
         WC
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5.       Check if Disclosure of Legal Proceedings is
         Required Pursuant to Items 2(e) or 2(f)                       / /
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6.       Citizenship or Place of Organization
         United Kingdom
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7.       Aggregate Amount Beneficially Owned by Each
         Reporting Person

         11,540,186*
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8.       Check if the Aggregate Amount in Row (7)
         Excludes Certain Shares (See Instructions)                   / /
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9.       Percent of Class Represented by Amount in Row (7)            / /

         98.0%
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10.      Type of Reporting Person (See Instructions)

                  HC and CO






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*  Includes Warrants to acquire 278,743 shares of Common Stock.

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                                      -3-


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1.       Names of Reporting Persons
          I.R.S. Identification Nos. of Above Persons

         BTR Acquisition Corporation      I.R.S. No. (Pending)
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2.       Check the Appropriate Box if a Member of a Group
         (See Instructions)                                            (a) / /
                                                                       (b) /X/
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3.       SEC Use Only
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4.       Sources of Funds (See Instructions)
         AF
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5.       Check if Disclosure of Legal Proceedings is
         Required Pursuant to Items 2(e) or 2(f)                          / /
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6.       Citizenship or Place of Organization

         Delaware
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7.       Aggregate Amount Beneficially Owned by Each
         Reporting Person

         11,540,186*
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8.       Check if the Aggregate Amount in Row (7)
         Excludes Certain Shares (See Instructions)                       / /
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9.       Percent of Class Represented by Amount in Row (7)

         98.0%
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10.      Type of Reporting Person (See Instructions)

                  CO






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*  Includes Warrants to acquire 278,743 shares of Common Stock.



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                                      -4-


     This Amendment No. 3, the final amendment, amends and supplements the Tender Offer Statement on Schedule 14D-1 and the Acquisition of Beneficial Ownership Statement on Schedule 13D, dated October 20, 1997, as amended by Amendment No. 1 thereto dated November 11, 1997 and Amendment No. 2 thereto dated November 17, 1997 (as amended, the "Schedule 14D-1"), of BTR Acquisition Corporation, a Delaware corporation (the "Purchaser"), and an indirect wholly-owned subsidiary of BTR plc, an English public limited company (the "Parent"), filed in connection with the Purchaser's offer to purchase all outstanding shares of common stock, par value $.01 per share (the "Common Stock"), and all outstanding warrants to purchase shares of Common Stock at $13.475 per share of Common Stock (the "Warrants") of Exide Electronics Group, Inc., a Delaware corporation (the "Company"), upon the terms and subject to the conditions set forth in the Schedule 14D-1 (the "Offer"). Capitalized terms used but not otherwise defined herein shall have the meanings assigned to those terms in the Schedule 14D-1.

ITEM 6. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

     The information set forth in Item 6 of the Schedule 14D-1, and the Offer to Purchase dated October 20, 1997, is hereby amended and supplemented by the following:


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                                      -5-


          "At 12:00 p.m., New York City Time, on November 17, 1997, the Offer expired. On November 18, 1997, Purchaser accepted for payment a total of 11,261,443 Shares (including 214,767 Shares tendered by guaranteed delivery) and Warrants to purchase an additional 278,743 Shares validly tendered pursuant to the Offer and not withdrawn prior to expiration of the Offer. The 11,261,443 Shares and 278,743 Warrants to purchase Shares accepted for payment by Purchaser represent approximately 90% of the Shares outstanding on a fully diluted basis on November 18, 1997. The press release issued by Parent on November 18, 1997 is attached hereto as Exhibit
     (a)(9) and is incorporated herein by reference."

ITEM 10. MATERIAL TO BE FILED AS EXHIBITS.

     The information set forth in Item 10(f) of the Schedule 14D-1 is hereby amended and supplemented by the following:

     "On November 19, 1997, pursuant to the short-form merger provisions of the General Corporation Law of the State of Delaware (the "DGCL"), Purchaser was merged with and into the Company and the Company thereby became an indirect wholly-owned subsidiary of Parent.


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                                      -6-


     Pursuant to the terms of the Merger Agreement and the applicable provisions of the DGCL, at the Effective Time (a) the Common Stock ceased to be outstanding, and each such Share issued and outstanding prior to the Effective Time (other than Shares held by the Parent, the Purchaser, any wholly-owned subsidiary of the Parent or the Purchaser, in the treasury of the Company or by any wholly-owned subsidiary of the Company, which shares by virtue of the Merger and without any action on the part of the holder thereof, were canceled and retired and ceased to exist with no payment being made with respect thereto, and other than Shares held by Shareholders seeking appraisal pursuant to Section 262 of the DGCL) were converted into the right to receive $29.00 per share in cash and (b) each outstanding Warrant, if any, was terminated and each holder of a Warrant, if any, without having to take any other action than the surrendering of such Warrant to the Surviving Corporation, received $15.575 per Warrant to purchase one share of Common Stock in cash without interest thereon and less any required withholding taxes. At the Effective Time, each share of common stock of Purchaser issued and outstanding immediately prior to the Effective Time was by virtue of the Merger, and without any action on the part of the holder thereof, converted into and became the number of validly issued and non-assessable shares of common stock of the Surviving Corporation equal to the num-ber of shares of Common Stock outstanding on a fully diluted basis immediately prior to the Effective Time."

ITEM 11. MATERIAL TO BE FILED AS EXHIBITS.

(a)(9)    -     Text of Press Release issued by Parent on November 18, 1997.


                                    SIGNATURE


     After due inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: November 19, 1997


                           BTR ACQUISITION CORPORATION



                                        By:      /s/ David J. Stevens
                                                 ---------------------------
                                        Name:    David J. Stevens
                                        Title:   Director

                                        BTR plc



                                        By:      /s/ David J. Stevens
                                                 ---------------------------
                                        Name:    David J. Stevens
                                        Title:   General Counsel





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                                      -8-


Exhibit                                                           Sequential
  No.             Description                                     Page Number
-------           -----------                                     -----------
(a)(9)        -   Text of Press Release issued by Parent on
                  November 18, 1997.